Exhibit 99.1

AVITA MEDICAL LIMITED

ACN 058 466 523

NOTICE OF 2019 ANNUAL GENERAL MEETING

Notice is given that the Meeting will be held at:

TIME: 11.00am (Melbourne time)

DATE: 26 November 2019

PLACE: Offices of K & L Gates, Level 25, 525 Collins Street, Melbourne, Victoria

The business of the Meeting affects your shareholding and your vote is important.

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered Shareholders at 7:00pm (Melbourne time) on 24 November 2019.

BUSINESS OF THE MEETING

AGENDA

1.	FINANCIAL STATEMENTS AND REPORTS

To receive and consider the annual financial report of the Company for the financial year ended 30 June 2019 together with the declaration of the directors, the director’s report, the Remuneration Report and the auditor’s report.

2.	RESOLUTION 1 – ADOPTION OF REMUNERATION REPORT

To consider and, if thought fit, to pass, with or without amendment, the following resolution as a (non-binding) ordinary resolution:

“That, for the purposes of section 250R(2) of the Corporations Act and for all other purposes, approval is given for the adoption of the Remuneration Report as contained in the Company’s annual financial report for the financial year ended 30 June 2019.”

Note: the vote on this Resolution is advisory only and does not bind the Directors or the Company.

Corporations Act Voting Prohibition Statement:

A vote on this Resolution must not be cast (in any capacity) by or on behalf of either of the following persons:

(a)	a member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or

(b)	a Closely Related Party of such a member.

However, a person (the voter) described above may cast a vote on this Resolution as a proxy if the vote is not cast on behalf of a person described above and either:

(a)	the voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this Resolution; or

(b)	the voter is the Chair and the appointment of the Chair as proxy:

(i)	does not specify the way the proxy is to vote on this Resolution; and

(ii)	expressly authorises the Chair to exercise the proxy even though this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

3.	RESOLUTION 2 – RE-ELECTION OF DIRECTOR – SUZANNE CROWE

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of clause 56.1 of the Constitution, ASX Listing Rule 14.5 and for all other purposes, Suzanne Crowe, a Director, retires by rotation, and being eligible, is re-elected as a Director.”

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4.	RESOLUTION 3 – RE-ELECTION OF DIRECTOR – LOUIS DRAPEAU

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of clause 56.1 of the Constitution, ASX Listing Rule 14.5 and for all other purposes, Louis Drapeau, a Director, retires by rotation, and being eligible, is re-elected as a Director.”

5.	RESOLUTION 4 – RE-ELECTION OF DIRECTOR – DAMIEN MCDONALD

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of clause 56.1 of the Constitution, ASX Listing Rule 14.5 and for all other purposes, Damien McDonald, a Director, retires by rotation, and being eligible, is re-elected as a Director.”

6.	RESOLUTION 5 – APPROVAL OF THE EMPLOYEE SHARE PLAN

To consider and if thought fit, pass with or without amendment the following resolution as an ordinary resolution:

“That the shareholders renew the approval of the Company’s existing Employee Share Plan for the purposes of ASX Listing Rules 7.1 and 7.2 Exception 9(b); Parts 1.2 and 2J.1 and sections 200B, 200E and 259B(2) of the Corporations Act 2001, and for all other purposes, as laid before the meeting, a copy of which is available for inspection at the registered office of the Company (during normal business hours).”

ASX Listing Rules Voting Exclusion:

The Company will disregard any votes cast in favour of this Resolution 5 by or on behalf of a director of the Company (except a director who is ineligible to participate in any employee incentive scheme in relation to the Company (or any of their associates).

However, the Company will not disregard a vote if it is cast by:

•	a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form, or,

•	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

7.	RESOLUTION 6 – APPROVAL OF THE ISSUE OF LONG TERM INCENTIVE RIGHTS TO DR MICHAEL PERRY

To consider and, if thought fit, to pass the following resolution as an ordinary resolution

“That, for the purposes of ASX Listing Rule 10.11; Section 200B and Chapter 2E of the Corporations Act 2001 and for all other purposes, approval is given for the Company to issue up to 39,554,252 additional restricted security units (convertible into 39,554,252 fully paid shares in the Company) in the nature of employee long term incentive rights to the Company’s managing director Dr Michael Perry on the terms and conditions set out in the Explanatory Statement.”

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ASX Listing Rules Voting Exclusion: The Company will disregard any votes cast in favour of this Resolution 6 by Dr Michael Perry by or on behalf of or his associates. However, the Company need not disregard a vote if

•	it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form, or,

•	it is cast by the Chair as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Corporations Act Voting Prohibition Statement:

A vote on this Resolution 6 must not be cast (in any capacity) by or on behalf of either of the following persons:

(a)	a member of the Key Management Personnel, details of whose remuneration are included in the Company’s Remuneration Report; or

(b)	a Closely Related Party of such a member.

However, a person (the voter) described above may cast a vote on this Resolution as a proxy if the vote is not cast on behalf of a person described above and either:

(a)	the voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this Resolution; or

(b)	the voter is the Chair and the appointment of the Chair as proxy:

(i) does not specify the way the proxy is to vote on this Resolution; and

(ii) expressly authorises the Chair to exercise the proxy even though this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

Dated: 23 October 2019
By order of the Board

Mr Mark Licciardo

Company Secretary

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Voting in person

To vote in person, attend the Meeting at the time, date and place set out above.

Voting by proxy

To vote by proxy, please complete and sign the enclosed Proxy Form and return by the time and in accordance with the instructions set out on the Proxy Form.

In accordance with section 249L of the Corporations Act, Shareholders are advised that:

•	each Shareholder has a right to appoint a proxy;

•	the proxy need not be a Shareholder of the Company; and

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a Shareholder who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints 2 proxies and the appointment does not specify the proportion or number of the member’s votes, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise one-half of the votes.

Shareholders and their proxies should also be aware that:

•	if proxy holders vote, they must cast all directed proxies as directed; and

•	any directed proxies which are not voted will automatically default to the Chair, who must vote the proxies as directed.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on +613 8689 9997

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EXPLANATORY STATEMENT

This Explanatory Statement has been prepared to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions.

1.	FINANCIAL STATEMENTS AND REPORTS

In accordance with the Constitution, the business of the Meeting will include receipt and consideration of the annual financial report of the Company for the financial year ended 30 June 2019 together with the declaration of the directors, the directors’ report, the Remuneration Report and the auditor’s report.

The Company will not provide a hard copy of the Company’s annual financial report to Shareholders unless specifically requested to do so. The Company’s annual financial report is available on its website at www.avitamedical.com.

2.	RESOLUTION 1 – ADOPTION OF REMUNERATION REPORT

2.1	General

The Corporations Act requires that at a listed company’s annual general meeting, a resolution that the remuneration report be adopted must be put to the shareholders. However, such a resolution is advisory only and does not bind the company or the directors of the company.

The remuneration report sets out the company’s remuneration arrangements for the directors and senior management of the company. The remuneration report is part of the directors’ report contained in the annual financial report of the company for a financial year.

The chair of the meeting must allow a reasonable opportunity for its shareholders to ask questions about or make comments on the remuneration report at the annual general meeting.

2.2	Voting consequences

A company is required to put to its shareholders a resolution proposing the calling of another general meeting of shareholders to consider the removal and appointment of directors of the company (Spill Resolution) if, at two consecutive annual general meetings, at least 25% of the votes cast on a remuneration report resolution are voted against adoption of the remuneration report. If required, the Spill Resolution must be put to vote at the second of those two consecutive annual general meetings. If more than 50% of votes cast are in favour of the Spill Resolution at the second of those two consecutive annual general meetings, the company must convene a further shareholder general meeting (Spill Meeting) within 90 days of the second annual general meeting.

All of the directors of the company who were in office when the directors’ report (as included in the company’s annual financial report for the most recent financial year) was approved, other than the managing director of the company, will cease to hold office immediately before the end of the Spill Meeting but may stand for re-election at the Spill Meeting.

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Following the Spill Meeting those persons whose election or re-election as directors of the company is approved will be the directors of the company.

2.3	Previous voting results

At the Company’s 2018 annual general meeting the votes cast against the remuneration report considered at that annual general meeting were less than 25%. Accordingly, the Spill Resolution is not relevant for this 2019 Annual General Meeting.

3.	RESOLUTION 2 – RE-ELECTION OF DIRECTOR – SUZANNE CROWE

3.1	General

ASX Listing Rule 14.5 provides that, other than a managing director, a director of an entity must not hold office (without re-election) past the third AGM following the director’s appointment or 3 years, whichever is the longer. However, where there is more than one managing director, only one is entitled not to be subject to re-election. The Constitution sets out the requirements for determining which Directors are to retire by rotation at an annual general meeting.

Suzanne Crowe, who has served as a Director since 13 January 2016 and was elected at the Company’s Annual General Meeting on 30 November 2016, retires by rotation and being eligible seeks re-election.

3.2	Qualifications and other material directorships

Professor Crowe holds MBBS and MD degrees from Monash University, she is a Fellow of the Royal Australasian College of Physicians, and she holds a Diploma in Medical Laboratory Technology from the Royal Melbourne Institute of Technology. She is also a Member of the Australian Institute of Company Directors.

Professor Crowe’s current positions include, Non-Executive Director of St Vincent’s Health Australia and Adjunct Professor of Medicine and Infectious Diseases at Monash University, Melbourne. Her recent past positions include Consultant Specialist Physician, The Alfred Hospital Melbourne, Associate Director (Clinical research), Burnet Institute Melbourne. She was appointed in 2011 as a Member of the Order of Australia (AM), in recognition of her medical research service in HIV/AIDS.

3.3	Board recommendation

The Board (Suzanne Crowe abstaining) supports the re-election of Suzanne Crowe, and recommends that Shareholders vote in favour of Resolution 2.

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4.	RESOLUTION 3 – RE-ELECTION OF DIRECTOR – LOUIS DRAPEAU

4.1	General

ASX Listing Rule 14.5 provides that, other than a managing director, a director of an entity must not hold office (without re-election) past the third AGM following the director’s appointment or 3 years, whichever is the longer. However, where there is more than one managing director, only one is entitled not to be subject to re-election. The Constitution sets out the requirements for determining which Directors are to retire by rotation at an annual general meeting.

Louis Drapeau, who has served as a Director since 13 January 2016 and was elected at the Company’s Annual General Meeting on 30 November 2016, retires by rotation and being eligible seeks re-election.

4.2	Qualifications and other material directorships

Mr. Drapeau’s current positions include Independent Director at AmphliPhi Biosciences Corporation (NYSE) and Independent Director at Surface Pharmaceuticals Inc; His previous senior positions included roles with InSite Vision Inc as CFO and Vice President; Independent Director at Bio-Rad Laboratories, Inc. (NYSE). Nektar Therapeutics as Senior Vice President and CFO, BioMarin Pharmaceutical, Inc. as Senior Vice President and CFO; Audit Partner at Arthur Andersen, LLP; Independent Director at InterMune, Inc. (NASDAQ); Bionovo, Inc. (NASDAQ); and Inflazyme Pharmaceuticals LTD (TSE).

Mr. Drapeau has a bachelor of science in Mechanical Engineering and an MBA, both from Stanford University.

4.3	Board recommendation

The Board (Louis Drapeau abstaining) supports the re-election of Louis Drapeau, and recommends that Shareholders vote in favour of Resolution 3.

5.	RESOLUTION 4 – RE-ELECTION OF DIRECTOR – DAMIEN MCDONALD

5.1	General

ASX Listing Rule 14.5 provides that, other than a managing director, a director of an entity must not hold office (without re-election) past the third AGM following the director’s appointment or 3 years, whichever is the longer. However, where there is more than one managing director, only one is entitled not to be subject to re-election. The Constitution sets out the requirements for determining which Directors are to retire by rotation at an annual general meeting.

Damien McDonald, who has served as a Director since 13 January 2016 and was elected at the Company’s Annual General Meeting on 30 November 2016, retires by rotation and being eligible seeks re-election.

5.2	Qualifications and other material directorships

Mr. McDonald holds an MBA from the Institute for Management Development (IMD) in Lausanne, Switzerland, a Master of Science in International Economics from the University of Wales, U.K.; a Bachelor of Economics degree and a Bachelor of Pharmacy degree, both from the University of Queensland, Australia.

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Mr. McDonald is currently the Chief Executive Officer of LivaNova, a NASDAQ listed Medtech innovator. His previous roles included COO of LivaNova; Group Executive and Corporate Vice President at Danaher Corporation, leading a $1.5 billion group of dental consumables company; Group President at Kerr; Spine Division Leader at Zimmer; and J&J’s Medical Device Franchises, marketing the $2.5 billion medical device unit.

5.3	Board recommendation

The Board (Damien McDonald abstaining) supports the re-election of Damien McDonald, and recommends that Shareholders vote in favour of Resolution 4.

6.	RESOLUTION 5 – APPROVAL OF THE EMPLOYEE SHARE PLAN

The Company has previously adopted an employee share plan (Share Plan or Plan) to foster an ownership culture within the Company and to motivate senior management and Directors to achieve performance targets of the Company. Selected senior management of the Company and the Directors are eligible to participate in the Plan at the absolute discretion of the Board. The Board also remains committed to incentivising and retaining the Company’s directors and other personnel in a manner which promotes alignment of their interests with shareholder interests, whilst at the same time offering eligible participants market-competitive remuneration arrangements.

At the same time, the Company desires to maintain maximum ability to raise capital in accordance with ASX Listing Rule 7.1 without seeking prior shareholder approval. Accordingly, the Board seeks further shareholder approval of the Company’s existing Share Plan for the purposes of ASX Listing Rule 7.2 Exception 9.

Approval of the Plan is also being sought generally under Parts 1.2 and 2J.1 (in relation to the definition of “employee share scheme buy-back” in Section 9 of the Corporations Act) in order to permit the Company to undertake a buy back (in accordance with section 257C of the Corporations Act), and without further shareholder approval, of any of the shares issued under the Company’s employee share scheme where for any reason the conditions imposed in respect of the issue, vesting or loan terms are not subsequently satisfied.

The aggregate number of Shares which may be issued pursuant to the Plan, (when aggregated with all Shares issued under all other employee incentive plans), shall not at any time exceed 7.5% of the total number of issued Shares.

A summary of the Employee Share Plan is set out in Schedule 1.

The Directors abstain from making a recommendation on Resolution 5 as they are eligible to participate in the Employee Share Plan (subject to shareholder approval) and therefore have a potential personal interest in the matter. Subject to the below voting exclusions, the Chairman intends to vote undirected proxies in favour of this resolution.

6.1	ASX Listing Rules

Listing Rule 7.1 requires shareholder approval for an issue of Equity Securities if, over a rolling 12 month period, the amount of Equity Securities issued (without prior shareholder approval) is more than 15% of the number of ordinary shares on issue at the start of that 12 month period.

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Listing Rule 7.2 exception 9 provides that an issue of securities under an employee incentive scheme does not detract from the available 15% limit under Listing Rule 7.1 if the issue of securities is made under an employee incentive scheme and that employee incentive scheme was summarised in the notice of meeting under which the Plan was last approved, being no more than three years before the relevant date of issue of the securities. The Employee Share Plan is regarded as an employee incentive scheme for the purposes of Listing Rule 7.2 and this Resolution 5 seeks shareholder approval for the Plan to meet the 3 year approval requirement.

The Company intends that any issue of shares under the Employee Share Plan does not detract from the Company’s Listing Rule 7.1 15% entitlement. Accordingly, it is seeking shareholder approval of the Plan in order for the Company to be able to issue shares pursuant to the Employee Share Plan (Plan Shares) and have those shares qualify under exception 9 to Listing Rule 7.2.

6.2	Information required for Listing Rule 7.2 Exception 9(b)

Listing Rule 7.2 Exception 9(b) requires the information detailed in sections (a), (b) and (c) below to be provided to members for approval under this resolution:

(a)	Shares, Options and RSUs already issued

The Company has previously issued Dr Perry:

•	61,654 Shares,

•	15 million Options to purchase Shares, and

•	50 million Restricted Stock Units

pursuant to the Employee Share Plan since the Plan was last approved in November 2016.

(b)	Employee Share Plan Summary

From time to time, and in its absolute discretion, the Board may invite employees and other eligible personnel of the Company (including the directors) to subscribe for securities under the Plan. The key terms of the Plan, are set out in Schedule 1 to this Notice of Meeting.

(c)	Voting Exclusion Statement

The applicable voting exclusion statement for the purposes of Listing Rule 7.2 exception 9, under this Resolution 5, appears above in the Notice of Meeting.

6.3	Termination benefits under the Plan

Section 200B of the Corporations Act requires shareholder approval by ordinary resolution, and in accordance with the special provisions of s 200E of the Act, in order to access the exemption from the prohibition on a company giving a person a benefit in connection with that person’s retirement from an office or position of employment in that company where that person is, or was in the three years prior to his or her retirement, in a managerial or executive office in that company.

The Plan allows the Board, in its discretion and subject to the Listing Rules, to vary or amend the terms of the Plan, which may include an amendment to allow an acceleration of vesting of share entitlements on a retirement, which could constitute a benefit otherwise prohibited under Section 200B. In order to give the Board flexibility to exercise its discretions under the Plan to the extent that an acceleration of vesting could be regarded as providing a person a benefit in connection with that person’s retirement from an office or position of employment (Employment Retirement

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Benefit), shareholder approval for the purposes of sections 200B and 200E of the Corporations Act 2001 is being sought.

For a section 200B benefit to be allowed, section 200E requires that this Notice of Meeting provide shareholders with either the value of the proposed benefits or, where the value of the proposed benefits cannot currently be ascertained, the manner in which the value of the proposed benefits is calculated, and the matters, events and circumstances that will, or are will likely to, affect the calculation of the value.

Value of termination benefits

The Board has not determined that it will exercise discretion to grant any Employment Retirement Benefits. In the circumstances of a possible Employment Retirement Benefit, the value of the benefits that the Board may give under the Plan cannot be determined in advance, as many of the factors that will or are likely to affect that value will not be known until the time the benefit is decided to be awarded (if at all).

Specifically, the value of an Employment Retirement Benefits will depend on a number of factors, including the Company’s share price at the time.

Further Voting restrictions

Insofar as Resolution 5 could relate to the provision of a Employment Retirement Benefit, in accordance with section 200E(2A) of the Corporations Act, a vote on Resolution 5 must not be cast (in any capacity) by or on behalf of any person who may be entitled to receive a benefit in connection with that person’s retirement from a managerial or executive office in the Company (or any related body corporate), or an associate of that person. However, a person is entitled to cast a vote if:

(a)	it is cast by a person as a proxy appointed in writing that specifies how the proxy is to vote on the resolution; and

(b)	it is not cast on behalf of the retiree or an associate of that person

As at the date of this Notice, the Board has not identified any particular person to receive a benefit in connection with that person’s retirement from a managerial or executive office in the Company. As such, no existing Shareholders shall be excluded from voting on Resolution 5.

6.4	Loans for, and Security over, Plan Shares

Section 259B(2) permits a Company to take security over its own shares issued pursuant to an employee share scheme under certain conditions, including where prior shareholder approval of the employee share scheme has been obtained. Accordingly, the Company is seeking shareholder approval under Resolution 5 in respect of the operation of section 259B(2) of the Corporations Act, for circumstances where the Company elects to provide an employee assistance in the acquisition of shares in itself, such as providing a loan for the payment of the purchase price of a Share to be issued under the Plan.

Section 260A of the Corporations Act allows only limited circumstances under which a company may provide financial assistance for the acquisition of shares in itself without obtaining prior shareholder approval, including the giving of the assistance which does not materially prejudice (i) the interests of the company or its shareholders, or (ii) the company’s ability to pay its creditors. The Board is of the view that this exemption is applicable, and at the relevant times will be applicable, to any loans that may be granted for the acquisition of Plan Shares under the Plan.

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Accordingly the Company will not be seeking shareholder approval with respect to under Section 260A of the Corporations Act.

Director Recommendation

As the Directors are excluded from voting upon this resolution pursuant to the ASX Listing Rules, the Directors will not make a recommendation to shareholders with respect to vote in relation to this Resolution 5.

7.	RESOLUTION 6 – APPROVAL OF THE ISSUE OF LONG TERM INCENTIVE RIGHTS TO DR MICHAEL PERRY

Shareholder approval is being sought for the issue to the Company’s Managing Director Dr Michael Perry 39,554,252 additional restricted security units (convertible into 39,554,252 fully paid shares in the Company) (RSU) in the nature of employee long term incentive rights.

An RSU is a “restricted security unit”, which is an unfunded and unsecured contractual entitlement to be issued or transferred a Share for each RSU on a future date (after vesting of the RSU entitlement).

ASX Listing Rule 10.11 provides that a company must not, subject to specified exceptions, issue or agree to issue any equity securities to a related party, which includes a Director, without shareholder approval. If shareholder approval is received pursuant to this resolution, approval is not required under Listing Rule 7.1.

7.1	Terms and conditions of the Long Term Incentive Rights

A summary of all the key terms and conditions of the RSUs, including the vesting conditions, is set out in Schedule 2.

7.2	Corporations Act

(a)	Section 200B of the Corporations Act

Section 200B of the Corporations Act requires Shareholder approval by ordinary resolution in accordance with the provisions of section 200E of the Corporations Act, in order to access the exemption from the prohibition on a company giving a person a benefit in connection with that person’s retirement from an office or position of employment in that company where that person is, or was in the three years prior to his or her retirement, in a managerial or executive office in that company.

Where shareholders pass Resolution 6, the terms of the RSUs allows the Board, in its discretion and subject to the Listing Rules, to vary the vesting conditions (including accelerate vesting of share entitlements on a retirement) - which could constitute a benefit otherwise prohibited under section 200B.

In order to give the Board flexibility to exercise its discretions under the terms of the RSUs to the extent that varying a vesting condition could be regarded as providing a person a benefit in connection with that person’s retirement from an office or position of employment (Employment Retirement Benefit), Shareholder approval is sought for the purposes of sections 200B and 200E of the Corporations Act.

For a section 200B benefit to be allowed, section 200E requires that this Notice of Meeting provide Shareholders with either the value of the proposed benefits or, where the value of the proposed benefits cannot currently be ascertained, the manner in which the value of the proposed benefits is calculated, and the matters, events and circumstances that will, or are will likely to, affect the calculation of the value.

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The Board has not determined that it will exercise discretion to grant any Employment Retirement Benefit (for example an acceleration of any RSU vesting conditions on “retirement” by the executive). In the circumstances of a possible Employment Retirement Benefit, the value of the termination benefits that the Board may give under the RSUs cannot be determined in advance, as many of the factors that will or are likely to affect that value will not be known until the time the benefit is decided to be awarded (if at all).

Specifically, the value of an Employment Retirement Benefit will depend on a number of factors, including the Company’s share price at the time of vesting of the RSUs and the number of RSUs that the Board decides to allow vest early (if any). Shareholders should note the benefit is restricted to an acceleration of or early the vesting of a RSU benefit, it does not change the number of shares which are subject to the RSUs. In those circumstances the value would reflect (i) market price at the time of acceleration; and (ii) the number of RSUs which have not vested and are the subject of the decision by the Board to exercise its discretion to allow for early vesting. The Board would make any such decisions regarding its discretion in good faith and in the best interests generally of shareholders.

(b)	Chapter 2E and Section 219 of the Corporations Act

Under Chapter 2E of the Corporations Act, the provision of any financial benefit (which includes the issue of RSUs) to a related party requires shareholder approval unless one of a number of exceptions applies.

Dr Perry, being a Director of the Company, is a related party of the Company.

The following information is provided in accordance with Section 219 of the Corporations Act for the purposes of seeking shareholder approval of the financial assistance:

(i)	The related party to whom the proposed resolution will permit a financial benefit to be given:

Dr Michael Perry, being a director of the Company

(ii)	The nature of the financial benefit:

The nature of the financial benefit to be given is the issue of the RSUs to Dr Michael Perry at zero acquisition cost and upon the terms referred to in section 7.1 above.

(iii)	Recommendations by each of the Directors of the Company:

Each of the Directors of the Company (other than Dr Perry, who will abstain from voting due to his personal interest in the outcome of the resolution) recommends the proposed issue of the RSUs to Dr Perry on the basis that it is in the best interests of the Company as it provides Dr Perry with an incentive which promotes the alignment of his interests with that of the Company’s Shareholders.

(iv)	In relation to each such Director, their interests in Resolution 6:

Apart from Dr Perry, none of the Directors of the Company have any interest in the outcome of Resolution 6.

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(v)	Total Remuneration Package and notifiable interests

As at the date of this Notice of Meeting, Dr Perry is entitled to an annual base cash remuneration of US$475,000 or AU$702,400, annual cash bonuses of up to US$498,750 or AU$737,457, his existing Long Term Incentive rights in the form of 50 million RSUs and 15 million options (with valuations as outlined in the table at paragraph (vi) below), together with monetary and other benefits of a value of up to US$86,400 or AU$127,752 (Total Remuneration).

Therefore Dr Perry’s aggregate financial benefits as CEO (assuming maximum bonuses are paid to him and before any RSUs under Resolution 6) are -

(i)	US$1,060,150 or A$1,567,609 per annum; plus

(ii)	the benefit of his existing long term equity incentives, which as outlined in the table below, depending on share price, may have a valuation between -

A	50 million RSUs - a current value up to A$30.75 million;

B.	15 million Options - a current value up to A$8,471,250, plus

(iii)	the benefit of leave and notice periods under his employment agreement.

On passing of this Resolution 6, Dr Perry’s total remuneration package will also then include the additional 39,554,252 RSUs the subject of Resolution 6 - as valued in the table below.

Assuming this resolution 6 is approved, Dr Perry will have the following interests in the securities of the Company:

•	61,654 Shares (existing shares issued prior to Dr Perry assuming the CEO role);

•	50 million RSUs (existing RSUs approved by Avita shareholders at the 2017 AGM);

•	15 million Options to purchase Shares (existing Options approved by Avita shareholders at the 2018 AGM); plus

•	39,554,252 RSUs which are the subject of Resolution 6 to be considered by Avita shareholders at this 2019 AGM.

(vi)	Estimated valuation of the financial benefits to be provided

No cash is payable by Dr Perry either (i) for the grant of the RSUs, or (ii) on vesting of the RSUs or (iii) after vesting where Dr Perry exchanges his RSU for the issue of ordinary Shares in the Company (credited as fully paid).

To provide Shareholders with some guidance as to the likely market value of such RSUs, set out below is a table based on the Company’s trading history which provides an indicative value of the RSUs based on the Avita share prices as stated:

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12 month range of AVH Market Prices	AU$Valuation of the existing 50 million RSUs issued to Dr Perry		AU$valuation of the proposed RSUs proposed under Resolution 6		AU$valuation of the total RSUs (both existing 50 million plus those RSUs to be issued to Dr Perry where Resolution 6 is passed)*
Lowest Market Share Price since 19 October 2018, namely 0.073 (13 November 2018)	A$	3.65 million	A$	2,887,460	A$	6,537,460
Highest Market Share Price since 19 October 2018, namely $0.615 (19 September 2019)	A$	30.75 million	A$	24,325,865	A$	55,075,865
Share price as at 15 October 2019, namely $0.565	A$	28.25 million	A$	22,348,152	A$	50,598,152

Important Note: in addition to the RSUs referred to in the table above, Dr Perry was granted 15 million options as approved by Avita shareholders at the 2018 AGM. The assessed fair value of those options based on the Black-Scholes option valuation methodology as disclosed in the 2018 AGM notice, provided an indicative value as at the 2018 AGM of $0.0753 per option, being a total value of A$1,129,500 for those 15 million options. The Avita share price has subsequently increased approximately 7.5 fold since the 2018 AGM and this would have a corresponding impact on the current potential value of these 15 million options for Dr Perry (of approximately A$8,471,250).

It is important for Shareholders to note:

•	there is a possibility that the market price of the Shares (and therefore the inherent value in the proposed RSUs for Dr Perry) may vary up to the date of the Meeting and also up to vesting date;

•	the estimated value of the financial benefit may be higher as a result of further benefits arising if the realisable value of the Shares (reflected in the RSUs) increases after vesting.

(vii)	Dilution effect of the RSUs (reflecting one RSU equals one Share)

There is no dilution effect upon the issue of the RSUs on the shareholdings of the existing Shareholders. Any calculation of a future dilution will depend upon what vesting conditions are satisfied and when. Such calculation cannot be made as at the date of this Notice of Meeting.

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(viii)	All other information that would be required by members in order to decide whether or not it is in the Company’s best interest to pass Resolutions 6:

The Directors are not aware of any other information necessary or desirable for shareholders to consider other than as outlined in this explanatory memorandum.

Further information with respect to the RSUs is outlined below under Schedule 2 of this Notice of Meeting (together with the voting exclusions appearing below the wording of Resolution 6 in the Notice of Meeting).

7.3	ASX Listing Rules

ASX Listing Rule 10.11 requires Shareholders approval to be obtained where an entity issues, or agrees to issue, securities to a related party or a person whose relationship with the entity or a related party is, in the ASX’s opinion, such that approval should be obtained unless an exception in ASX Listing Rules applies. Dr Perry is a director of the Company and therefore a related party of the Company.

Pursuant to Listing Rule 10.13, the following information is provided in relation to the proposed issue of RSUs pursuant to this Resolution 6:

(i)	The name of the person to be issued the Securities:

Dr Michael Perry;

(ii)	The maximum number of securities to be issued

39,554,252 RSUs, issued subject to vesting conditions referred to in section 7.1 above. After vesting each RSU is capable of exchange into one ordinary Share in the Company credited as fully paid without the payment of any cash or other consideration by Dr Perry (except for the continued provision of his employment services and achieving vesting conditions);

(iii)	The date by which the RSUs will be issued:

No later than one (1) month after the date of the General Meeting, or such later date that ASX in its discretion decides;

(iv)	Issue Price of the RSUs:

$Nil. No cash or other consideration (other than the continued provision of his employment services and achieving vesting conditions) is provided by Dr Perry either for the grant of the RSUs, on vesting or after vesting (where Dr Perry exchanges his RSU for the issue of ordinary Shares in the Company credited as fully paid);

(v)	Voting Exclusion Statement:

A voting exclusion statement is provided in the Notice of Meeting (to which this Explanatory Statement is attached);

(vi)	The intended use of the Funds raised

No cash funds will be raised from the issue of the RSUs to Dr Perry.

7.4	Board recommendation

The Board (with Dr Perry abstaining, due to his interest in the outcome of the resolution) unanimously recommends that Shareholders vote in favour of Resolution 6 as they all believe the passing of the resolution is in the best interests of the Company. None of the directors, other than Dr Perry, has an interest in the outcome of the resolution.

Subject to the voting exclusions and restrictions above, the Chairman intends to vote available undirected proxies in favour of Resolution 6.

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GLOSSARY

$ means Australian dollars.

Annual General Meeting or Meeting means the meeting convened by the Notice.

ASIC means the Australian Securities & Investments Commission.

ASX means ASX Limited ACN 008 624 691 or the financial market operated by ASX Limited, as the context requires.

ASX Listing Rules means the Listing Rules of ASX.

Board means the current board of directors of the Company.

Business Day means Monday to Friday inclusive, except New Year’s Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day.

Chair means the chair of the Meeting.

Closely Related Party of a member of the Key Management Personnel means:

(a)	a spouse or child of the member;

(b)	a child of the member’s spouse;

(c)	a dependent of the member or the member’s spouse;

(d)	anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealing with the entity;

(e)	a company the member controls; or

(f)	a person prescribed by the Corporations Regulations 2001 (Cth) for the purposes of the definition of ‘closely related party’ in the Corporations Act.

Company means Avita Medical Limited ACN 058 466 523.

Constitution means the Company’s constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the current directors of the Company.

Equity Securities includes a Share, a right to a Share or Option, an Option, a convertible security and any security that ASX decides to classify as an Equity Security.

Explanatory Statement means the explanatory statement accompanying the Notice.

Key Management Personnel has the same meaning as in the accounting standards issued by the Australian Accounting Standards Board and means those persons having authority and responsibility for planning, directing and controlling the activities of the Company, or if the Company is part of a consolidated entity, of the consolidated entity, directly or indirectly, including any director (whether executive or otherwise) of the Company, or if the Company is part of a consolidated entity, of an entity within the consolidated group.

LTI means long term incentive right.

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Notice or Notice of Meeting means this notice of meeting including the Explanatory Statement and the Proxy Form.

Option means an option to acquire a Share.

Optionholder means a holder of an Option.

Ordinary Securities has the meaning set out in the ASX Listing Rules.

Proxy Form means the proxy form accompanying the Notice.

Related Parties has the meaning as provided in the Corporations Act.

Remuneration Report means the remuneration report set out in the Director’s Report section of the Company’s annual financial report for the year ended 30 June 2019.

Reorganisation means any merger, consolidation, reconstruction or other reorganisation in respect of the Company, including any compromise or arrangement for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company.

Resolutions means the resolutions set out in the Notice, or any one of them, as the context requires.

RSU means a restricted security unit, which is an unfunded and unsecured contractual entitlement to be issued or transferred a Share on a future date.

Section means a section of the Explanatory Statement.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a registered holder of a Share.

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SCHEDULE 1– EMPLOYEE SHARE PLAN SUMMARY

The key terms of the Employee Share Plan (Plan) are as follows:

(a)	Eligibility: Participants in the Scheme may be Directors, full-time and part-time employees of the Company or any of its subsidiaries (Participants).

(b)	Administration of Plan: The Board is responsible for the operation of the Plan and has a broad discretion to determine which Participants will be offered Shares under the Plan.

(c)	Offer: The Board may issue an offer to a Participant to participate in the Plan. The offer:

(i)	will invite application for the number of Shares specified in the offer;

(ii)	will specify the issue price for the Shares or the manner in which the Issue Price is to be calculated;

(iii)	may invite applications for a loan up to the amount payable in respect of the Shares accepted by the Participant in accordance with the offer;

(iv)	will specify any restriction or vesting conditions (Restriction Conditions) applying to the Shares;

(v)	will specify an acceptance period; and

(vi)	specify any other terms and conditions attaching to the Shares.

(d)

Issue price: the issue price of each Share will be not less the volume weighted average price at which Shares were traded on the ASX over the 10 trading days up to and including the actual date of acceptance of the Shares offered under the Offer.

(e)

Restriction Conditions: Shares may be subject to Restriction Conditions (such as a period of employment) which must be satisfied before the Shares can be sold, transferred, or encumbered. Shares cannot be sold, transferred or encumbered until any loan in relation to the Shares has been repaid or otherwise discharged under the Plan.

(f)

Loan: A Participant who is invited to subscribe for Shares may also be invited to apply for a loan up to the amount payable in respect of the Shares accepted by the Participant (Loan), on the following terms:

(i)	the Loan will be interest free;

(ii)	the Loan made available to a Participant shall be applied by the Company directly toward payment of the issue price of the Shares;

(iii)	the Loan repayment date and the manner for making such payments shall be determined by the Board and set out in the offer;

(iv)	a Participant must repay the Loan in full by the loan repayment date but may elect to repay the Loan amount in respect of any or all of the Shares at any time prior to the loan repayment date;

(v)	the Company shall have a lien over the Shares in respect of which a Loan is outstanding and the Company shall be entitled to sell those Shares in accordance with the terms of the Plan;

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(vi)	a Loan will be non-recourse except against the Shares held by the Participant to which the Loan relates; and

(vii)	the Board may, in its absolute discretion, agree to grant a loan subject to different loan conditions or to forgive a Loan made to a Participant.

(g)

Unfulfilled Restriction Condition: Where a Restriction Condition in relation to Shares is not satisfied by the due date, or becomes incapable of satisfaction in the opinion of the Board, the Company must, unless the Restriction Condition is waived by the Board, either:

(i)

buy back and cancel the relevant Shares within 12 months of the date the Restriction Condition was not satisfied (or became incapable of satisfaction) under Part 2J.1 of the Corporations Act at a price equal to the cash consideration paid by the Participant for the Plan Shares (with any Loan not being treated as cash consideration but any Loan Amount repayments by the Participant being treated as cash consideration); or

(ii)

arrange to sell the Shares as soon as reasonably practicable either on the ASX or to an investor who falls within an exemption under section 708 of the Corporations Act provided that the sale must be at a price that is no less than 80% of the volume weighted average price at which Shares were traded on the ASX on the 10 trading days before the sale date and apply the sale proceeds (Sale Proceeds) in the following priority:

(A)	first, to pay the Company any outstanding Loan Amount (if any) in relation to the Shares and the Company’s reasonable costs in selling the Shares;

(B)

second, to the extent the Sale Proceeds are sufficient, to repay the Participant any cash consideration paid by the Participant or Loan Amount repayments (including any cash dividends applied to the Loan Amount) made by or on behalf of the Participant; and

(C)	lastly, any remainder to the Company to cover its costs of managing the Plan.

(h)	Sale of Shares to repay Loan:

(i)	A Loan shall become repayable in full where:

(A)	the Participant (or, where the Participant is an Associate of an Eligible Employee, the Eligible Employee) ceases to be an Eligible Employee for any reason (including death);

(B)	the Participant suffers an event of insolvency;

(C)	the Participant breaches any condition of the Loan or the Plan; or

(D)	a Restriction Condition in relation to Shares subject to the Loan is not satisfied by the due date, or becomes incapable of satisfaction in the opinion of the Board (and is not waived).

(ii)

Where a Loan becomes repayable and at that time a Restriction Condition in relation to Shares subject to the Loan is not satisfied, or is incapable of being satisfied in the opinion of the Board (and is not waived), the Shares must be sold and the Sale Proceeds applied to repay the Loan in accordance the Plan.

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(iii)

Where a Loan in relation to Shares becomes repayable and at that time Restriction Conditions in relation to the Shares have either been satisfied or are waived, the Company must give the Participant a 30 day period to repay the Loan, failing which the Company must sell the Shares and apply the Sale Proceeds in accordance with the Plan.

(i)

Power of Attorney: The Participant irrevocably appoints each of the Company and each director of the Company severally as his or her attorney to do all things necessary to give effect to the sale of the Participant’s Shares in accordance with the Plan.

(j)	Plan limit: The Company must take reasonable steps to ensure that the number of Shares offered by the Company under the Plan when aggregated with:

(i)	the number of Shares issued during the previous 5 years under the Plan (or any other employee share plan extended only to Eligible Employees); and

(ii)

the number of Shares that would be issued if each outstanding offer for Shares (including options to acquire unissued Shares) under any employee incentive scheme of the Company were to be exercised or accepted, does not exceed 7.5% of the total number of Shares on issue at the time of an offer (but disregarding any offer of Shares or option to acquire Shares that can be disregarded in accordance with relevant ASIC Class Orders).

(k)

Restriction on transfer: Participants may not sell or otherwise deal with a Plan Share until the Loan Amount in respect of that Plan Share has been repaid and any Restriction Conditions in relation to the Shares have been satisfied or waived. The Company is authorised to impose a holding lock on the Shares to implement this restriction.

(l)

Quotation on ASX: The Company will apply for each Plan Share to be admitted to trading on ASX upon issue of the Plan Share. Quotation will be subject to the ASX Listing Rules and any holding lock applying to the Shares.

(m)

Rights attaching to Shares: Each Plan Share shall be issued on the same terms and conditions as the Company’s issued Shares (other than in respect of transfer restrictions imposed by the Plan) and it will rank equally with all other issued Shares from the issue date except for entitlements which have a record date before the issue date.

SCHEDULE 2 – TERMS AND CONDITIONS OF LONG TERM INCENTIVE RIGHTS

1	Grant of RSUs

Upon the issue of the RSUs the Company will issue to the Participant a certificate stating the applicable terms of the RSU, including the number of RSUs issued and any Vesting Conditions. The RSUs granted (and Shares issued or transferred on their vesting) will be registered in the appropriate register of the Company. For the purposes of these Terms and Conditions, Dr Perry is referred to as the ‘Participant’.

IMPORTANT NOTE: The following summary in this Schedule 2 outlines both (i) the terms of the existing 50 million RSUs approved by Avita shareholders at the 2017 AGM; and (ii) the terms of the proposed additional new 39,554,252 RSUs the subject of Resolution 6 at this 2019 AGM.

IN ADDITION to these RSUs, shareholders should be aware that Avita has issued as a long term incentive 15 million options to Dr Perry as detailed in 2018 AGM Notice and as approved by Avita shareholders at the 2018 AGM.

2	Restrictions on dealing with RSUs

Except to a designated beneficiary upon the Participant’s death or by will or the laws of descent and distribution, the Participant may not without prior written approval of the Board sell, assign, transfer or otherwise deal with, or grant a Security Interest over, an RSU granted to the Participant.

Except to a designated beneficiary upon the Participant’s death or by will or the laws of descent and distribution, the RSU lapses immediately on purported sale, assignment, transfer, dealing or the grant of Security Interest, unless the Board in its absolute discretion approves the dealing, or the transfer or transmission is effected by force of law on death or legal incapacity to the Participant’s legal personal representative.

3	Operation of RSUs

3.1	Consideration

No cash consideration will be payable on the grant of the RSUs unless otherwise specified in these Terms and Conditions.

3.2	Vesting Conditions

Where the RSUs are subject to Vesting Conditions detailed in paragraphs 3.3 or 3.5 below; and those RSUs will only vest as the respective Vesting Conditions are met and if not met by the specified date, the relevant RSUs will, in the absence of a resolution of the Board of the Company to the contrary, automatically lapse.

The Vesting Conditions relate to the continued tenure (of Dr Perry) as Chief Executive Officer (CEO) in accordance with his employment agreement (Tenure Vesting), Company Share Price (Share Price Vesting) and Milestone performance (Milestone Vesting) - as set by the Board of Directors (specified below).

For the purposes of this schedule “Initial Vesting Date” means the earlier of:

(a)	the date of execution of equity deeds in respect of the RSUs; and

(b)	the date that trading in the Shares are not prohibited under the terms of the Company’s Securities Trading Policy as applicable to all employees of the Company.

3.3	Tenure Vesting

The Tenure Vesting is deemed satisfied and a maximum of RSUs vest in the following numbers on the following dates, provided the Participant has been continuously employed by the Company as CEO of the Company as at the relevant date since the grant of the RSUs (Continuously Employed):

(a)	existing RSUs issued pursuant to Avita shareholder approval at the 2017 AGM—

(i)	11,111,110 RSUs where the tenure conditions have already been satisfied, to vest on the Initial Vesting Date;

(ii)	5,555,556 RSUs are to vest on 1 June 2020, provided the Participant has been Continuously Employed for the period to 31 May 2020;

(b)	subject to shareholder approval under Resolution 6 at the 2019 AGM the following additional new RSUs -

(i)	4,750,700 RSUs are to vest on 1 June 2020, provided the Participant has been Continuously Employed for the period to 31 May 2020;

(ii)	4,750,700 RSUs are to vest on 1 June 2021, provided the Participant has been Continuously Employed for the period to 31 May 2021;

(iii)	4,750,700 RSUs are to vest on 1 June 2022, provided the Participant has been Continuously Employed for the period to 31 May 2022.

For clarity where the RSUs the subject of paragraph 3.3(b) is not approved by shareholders at the Company’s 2019 AGM, those RSUs will not be issued by the Company and the Participant will not have any claim or entitlement of any nature against the Company for the failure to issue those RSUs.

3.4	Share Price Vesting

Provided the Participant is and has been Continuously Employed at the relevant time:

(a)	16,666,666 existing RSUs issued pursuant to Avita shareholder approval at the 2017 AGM, where the share price conditions have already been satisfied, to vest on the Initial Vesting Date.

3.5	Performance Vesting

Provided the Participant is and has been Continuously Employed at the relevant time, the Performance Vesting is satisfied the following RSUs will vest in the following numbers on the following dates:

(a)	existing RSUs issued pursuant to Avita shareholder approval at the 2017 AGM—

(i)	8,333,334 RSUs to vest on the Initial Vesting Date;

(ii)	8,333,334 RSUs to vest upon the date there is Initial BARDA Procurement under CLIN2 of the BARDA contract for 5,614 ReCell devices totalling USD $7,594,620;

(b)	subject to shareholder approval under Resolution 6 at the 2019 AGM the following additional new RSUs -

(i)	6,850,484 RSUs to vest where the first patient first visit for treatment in an FDA approved US soft tissue/trauma trial by the Company prior to 31 March 2020;

(ii)	6,850,484 RSUs to vest where the first patient first visit for treatment in an FDA approved US pilot vitiligo trial by the Company prior to 30 September 2020;

(iii)	6,850,485 RSUs to vest where the first patient first visit for treatment in an FDA approved US paediatric trial by the Company prior to 30 June 2020;

(iv)

2,375,350 RSUs to vest on the submission before 30 June 2021 to the FDA of an application for approval of a next generation RECELL device (being an improvement of the current RECELL device and providing for ease of clinician use);

(v)	2,375,349 RSUs to vest on approval by FDA approval prior to 30 June 2022 of a next generation RECELL device (being an improvement of the current RECELL device and providing for ease of clinician use).

For clarity where the RSUs the subject of paragraph 3.5(b) not approved by shareholders at the Company’s 2019 AGM, those RSUs will not be issued by the Company and the Participant will not have any claim or entitlement against the Company of any nature for the failure to issue those RSUs.

3.6	RSU Conversion and Expiry

Each RSU, once vested, will convert into one (1) Share credited as fully paid.

All RSUs will expire and cannot be exercised, converted or transferred if they have not vested on or before:

(a)	in the case of the RSUs detailed in paragraphs 3.3(a), paragraph 3.4(a) and paragraph 3.5(a) - 30 November 2027; and

(b)	in the case of the RSUs detailed in paragraphs 3.3(b) and 3.5(b) - 22 November 2029.

3.7	Unvested RSUs re termination of employment

Unless an RSU has already vested, in the event of the termination of employment of the Participant:

(a)	Termination for Cause: All the Participant’s unvested RSUs will lapse automatically;

(b)	Termination by the Company Without Cause: All the Participant’s unvested RSUs will vest;

(c)	Termination Due to Disability or Death: All the Participant’s unvested RSUs will vest;

(d)	Voluntary Termination for Good Cause: All the Participant’s unvested RSUs will vest;

(e)	Voluntary Termination in all other circumstances: All the Participant’s unvested RSUs will lapse automatically.

3.8	Lapsed RSUs do not vest

A RSU which has lapsed will not vest.

3.9	No vesting of RSU on bankruptcy

It is a condition precedent to the vesting of a RSU that if the Participant is an individual, the Participant is not bankrupt and has not committed an act of bankruptcy or, if the Participant is deceased, the Participant’s estate is not bankrupt or if the Participant is not an individual, the Participant is not insolvent or subject to a resolution or order for winding up.

3.10	Occurrence of a “Change in Control”

Notwithstanding any other paragraph in this Schedule 2 but subject to all applicable laws upon the occurrence of a Control Event (provided that the Participant is as at the date of occurrence of a Control Event is still Continuously Employed), all of the unvested RSUs held by the Participant are deemed to be vested (without the need for any other action by the Company) and any Vesting Conditions are deemed to have been waived or so modified from such occurrence.

4	Delivery of Shares on vesting of RSUs

4.1	Issue or transfer

Subject to this paragraph 4.1, within 15 Business Days after the vesting of a Participant’s RSU the Company will issue or transfer to the Participant one Share (credited as fully paid) for each RSU vesting. If Participant is liable for taxes, duties or other amounts on the issuance of the RSU shares, and the Company liable to make a payment(s) for whatever reason (including withholding) to the appropriate authorities on account of that liability, unless the Participant and the Company agree otherwise, the Participant must pay to the Company the amount of such taxes within 5 business days of the RSU issuance, and the Company is required to pay the taxes to the appropriate authorities.

4.2	Shares issued by the Company to rank pari passu

All Shares issued on the vesting of a Participant’s RSUs will rank pari passu in all respects with the Shares of the same class for the time being on issue, except for any rights attaching to the Shares by reference to a record date prior to the date of the allotment of the Shares upon that vesting.

4.3	Shares to be quoted on ASX

If Shares of the same class as those issued or transferred on the vesting of a Participant’s RSUs are quoted on the ASX, the Company will apply to the ASX as required by the Listing Rules for those Shares to be quoted. In the event that the Company undergoes a reorganization that results in the conversion of Shares quoted on the ASX into shares quoted on another exchange, then the Company will apply to the relevant exchange and /or securities regulator (as required) for those converted shares (related to the RSUs that have vested) to be quoted.

5	Reorganisation and winding-up

5.1	RSUs may vest at a time earlier than the Prescribed Vesting Date

Notwithstanding any of the above provisions, if the Board, in its absolute discretion but subject to applicable laws, gives notice that any or all of the Participant’s RSUs may vest as determined by the Board within a particular time, then the RSUs may vest within that time in addition to any other period during which the RSUs vest.

5.2	Compulsory acquisition, Reorganisation or winding up

If:

(a)	a person becomes bound or entitled to compulsorily acquire Shares under the Company’s Constitution; or

(b)	a Reorganisation is sanctioned by one or more of the following under the Company’s Constitution or otherwise:

(i)	a court;

(ii)	a general meeting or other meeting of holders of the Company’s securities; or

(iii)	a meeting of the Company’s creditors; or

(c)	the Company passes a resolution for voluntary winding up or an order is made for the compulsory winding up of the Company,

then the Board may vest RSUs within a specified period of up to 30 days after the occurrence of the relevant event.

6	Adjustment of RSUs

6.1	No bonus issue

Subject to the preceding paragraphs, during the currency of a Participant’s RSU and before its vests, the Participant is not entitled to participate in any bonus issue of Shares pro rata to shareholders of securities of the Company as a result of holding the RSU.

6.2	Sub-division, consolidation, reduction or return

If there is any Reorganisation, including any subdivision, consolidation, reduction or return of the issued capital of the Company, the number of RSUs to which each Participant is entitled will be adjusted in the way specified by the Listing Rules (as apply to adjustments for options from time to time).

6.3	No right to participate in new issues

Subject to the preceding paragraphs, during the currency of a Participant’s RSU and before its vests, the Participant is not entitled to participate in any new issue of securities of the Company as a result of holding the RSU.

6.4	Accumulation of adjustments

Full effect must be given to these paragraphs 6.1, 6.2 and 6.3 as and when occasions of their application arise and in such manner that the effects of the successive applications of them are cumulative, the intention being that the adjustments they progressively effect must be such as to reflect in relation to the Shares comprised in an RSU.

A Participant has no right to change the number of Shares into which the RSU vests.

Need assistance? Phone: Avita Medical Limited 1300 850 505 (within Australia) ABN 28 058 466 523 +61 3 9415 4000 (outside Australia) Online: www.investorcentre.com/contact AVH MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 YOUR VOTE IS IMPORTANT *S00000112Q01* For your proxy appointment to be effective it must be received by 11:00am (Melbourne time) Sunday, 24 November 2019. Proxy Form How to Vote on Items of Business Lodge your Proxy Form: XX All your securities will be voted in accordance with your directions. Online: APPOINTMENT OF PROXY Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes Lodge your vote online at opposite each item of business. If you do not mark a box your proxy may vote or abstain as www.investorvote.com.au using your they choose (to the extent permitted by law). If you mark more than one box on an item your secure access information or use your vote will be invalid on that item. mobile device to scan the personalised QR code. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the Your secure access information is percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Control Number: 999999 SRN/HIN: I9999999999 Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of PIN: 99999 votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or For Intermediary Online number of securities for each in Step 1 overleaf. subscribers (custodians) go to www.intermediaryonline.com A proxy need not be a securityholder of the Company. SIGNING INSTRUCTIONS FOR POSTAL FORMS By Mail: Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should Computershare Investor Services Pty Limited sign. GPO Box 242 Melbourne VIC 3001 Power of Attorney: If you have not already lodged the Power of Attorney with the registry, Australia please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also By Fax: sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. 1800 783 447 within Australia or +61 3 9473 2555 outside Australia ATTENDING THE MEETING If you are attending in person, please bring this form with you to assist registration. PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN Corporate Representative confidential. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Appointment of Corporate Representative” prior to admission. A form may be obtained from Computershare or online at www.investorcentre.com under the help tab, “Printable Forms”. Samples/000001/000001/i12

MR SAM SAMPLE Change of address. If incorrect, FLAT 123 mark this box and make the 123 SAMPLE STREET correction in the space to the left. THE SAMPLE HILL Securityholders sponsored by a*ï‰9999999999* SAMPLE ESTATE broker (reference number SAMPLEVILLE VIC 3030 commences with ‘X’) should advise your broker of any changes. I 9999999999 I ND Proxy Form Please mark to indicate your directions Step 1 Appoint a Proxy to Vote on Your Behalf XX I/We being a member/s of Avita Medical Limited hereby appoint the Chairman OR PLEASE NOTE: Leave this box blank if you have selected the Chairman of the of the Meeting Meeting. Do not insert your own name(s). or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Avita Medical Limited to be held at the Offices of K & L Gates, Level 25, 525 Collins Street, Melbourne, Victoria on Tuesday, 26 November 2019 at 11:00am (Melbourne time) and at any adjournment or postponement of that meeting. Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolutions 1 and 6 (except where I/we have indicated a different voting intention in step 2) even though Item/s Resolutions 1 and 6 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman. Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolutions 1 and 6 by marking the appropriate box in step 2. Step 2 Items of Business PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. For Against Abstain 1 Adoption of Remuneration Report 2 Re-election of Director—Suzanne Crowe 3 Re-election of Director—Louis Drapeau 4 Re-election of Director—Damien McDonald 5 Approval of the Employee Share Plan 6 Approval of the Issue of Long Term Incentive Rights to Dr Michael Perry The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made. Step 3 Signature of Securityholder(s) This section must be completed. Individual or Securityholder 1 Securityholder 2 Securityholder 3 /                / Sole Director & Sole Company Secretary Director Director/Company Secretary Date Update your communication details (Optional) By providing your email address, you consent to receive future Notice Mobile Number Email Address of Meeting & Proxy communications electronically A V H 2 5 7 5 0 5 A